UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ultralife Corporation

(Exact name of Registrant as specified in its charter)

Delaware

(Jurisdiction of incorporation or organization)

000-20852

(Commission file number)

2000 Technology Parkway, Newark, New York 14513

(Address of principal executive offices)

Philip A. Fain 315-332-7100

(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Repor

A copy of Ultralife Corporation’s Conflict Minerals Report for the year ended December 31, 2013 is filed herewith as Exhibit 1.02 and is publicly available at http://www.investor.ultralifecorporation.com

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ULTRALIFE CORPORATION

(registrant)

By:	/s/ Philip A. Fain .
Philip A. Fain

Title:	Chief Financial Officer and Treasurer

Date:	June 2, 2014